

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 3/1/11





11006453

March 30, 2011

Steven E. Siesser
Lowenstein Sandler PC
1251 Avenue of the Americas
New York, NY 10020

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-30-11

Re: I.D. Systems, Inc.
Incoming letter dated March 1, 2011

Dear Mr. Siesser:

This is in response to your letters dated March 1, 2011, March 4, 2011, and March 11, 2011 concerning the shareholder proposal submitted to I.D. Systems by Daniel Rudewicz. We also have received letters from the proponent dated March 2, 2011 and March 10, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Daniel Rudewicz
Furlong Samex, LLC
401 W Fullerton Pkwy, # 1602E
Chicago, IL 60614

March 31, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: I.D. Systems, Inc.
Incoming letter dated March 1, 2011

The proposal relates to majority voting.

There appears to be some basis for your view that I.D. Systems may exclude the proposal under rule 14a-8(f). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if I.D. Systems omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Siesser, Steven E. [ssiesser@lowenstein.com]
Sent: Friday, March 11, 2011 10:01 AM
To: 'Daniel Rudewicz'; shareholderproposals
Cc: 'Jeff Jagid'; 'Ned Mavrommatis'; Morelle, Marissa L.
Subject: RE: I.D. Systems, Inc. | No-Action Request in Connection with Shareholder Proposal - Letter of Response to Mr. Rudewicz
Attachments: image001.jpg

A simple response along the following lines is appropriate, in order to close the loop:

The proponent continues to obfuscate the central issue here – his ineligibility based on the undisputed failure to hold the Company's shares for the requisite period of time. The Company did not receive his fax, as indicated in the Company's records previously provided. The Company stands by its prior submissions and requests the Staff to concur with the Company's decision to exclude the proponent's proposal from its upcoming proxy based on the proponent's incurable ineligibility.

Steven E. Siesser
Member of the Firm
Lowenstein Sandler PC
1251 Avenue of the Americas
New York, New York 10020
Tele: 212.204.8688
Fax: 973.597.2507
- AND -
65 Livingston Avenue
Roseland, New Jersey 07068
Tele: 973.597.2506
Fax: 973.597.2507
ssiesser@lowenstein.com
www.lowenstein.com



Lowenstein
Sandler

New York Palo Alto Roseland

From: Daniel Rudewicz [mailto:rudewicz@furlongsamex.com]
Sent: Thursday, March 10, 2011 9:24 PM
To: shareholderproposals@sec.gov
Cc: 'Jeff Jagid'; 'Ned Mavrommatis'; Siesser, Steven E.; Morelle, Marissa L.

Subject: RE: I.D. Systems, Inc. | No-Action Request in Connection with Shareholder Proposal - Letter of Response to Mr. Rudewicz

Ladies and Gentlemen,

Attached is my response to the Company's March 4 Letter.

Thank you,
Daniel Rudewicz, CFA

From: Morelle, Marissa L. [mailto:MMorelle@lowenstein.com]
Sent: Friday, March 04, 2011 2:54 PM
To: 'Daniel Rudewicz'
Cc: shareholderproposals@sec.gov; 'Jeff Jagid'; 'Ned Mavrommatis'; Siesser, Steven E.
Subject: RE: I.D. Systems, Inc. | No-Action Request in Connection with Shareholder Proposal - Letter of Response to Mr. Rudewicz

Dear Mr. Rudewicz,

Please see attached. Feel free to contact us with any questions.

Thank you and regards,

Marissa L. Morelle
Lowenstein Sandler PC
1251 Avenue of the Americas
New York, New York 10020
Telephone: 646.414.6954
Facsimile: 973.422.6819
mmorelle@lowenstein.com
www.lowenstein.com

From: Daniel Rudewicz [mailto:rudewicz@furlongsamex.com]
Sent: Wednesday, March 02, 2011 10:49 PM
To: shareholderproposals@sec.gov
Cc: Morelle, Marissa L.; 'Jeff Jagid'; 'Ned Mavrommatis'; Siesser, Steven E.
Subject: FW: I.D. Systems, Inc. | No-Action Request in Connection with Shareholder Proposal

Ladies and Gentlemen,

Please use the attached updated version of the letter and supporting documentation. The only difference is the repeating term, "on this date. to Messrs.' Mavrommatis and Siesser," was removed from the last paragraph on the second page. I apologize for the inconvenience.

Thank you,
Daniel Rudewicz, CFA

Daniel Rudewicz, CFA
Furlong Samex LLC
(312) 505-5614
rudewicz@furlongsamex.com
www.furlongsamex.com

From: Daniel Rudewicz [mailto:rudewicz@furlongsamex.com]
Sent: Wednesday, March 02, 2011 9:26 PM
To: 'shareholderproposals@sec.gov'
Cc: 'Morelle, Marissa L.'; 'Jeff Jagid'; 'Ned Mavrommatis'; 'Siesser, Steven E.'
Subject: FW: I.D. Systems, Inc. | No-Action Request in Connection with Shareholder Proposal

Ladies and Gentlemen,

I have attached a letter and supporting documentation. Please feel free to contact me with any questions.

Thank you,
Daniel Rudewicz, CFA

Daniel Rudewicz, CFA
Furlong Samex LLC
(312) 505-5614
rudewicz@furlongsamex.com
www.furlongsamex.com

From: Daniel Rudewicz [mailto:rudewicz@furlongsamex.com]
Sent: Wednesday, March 02, 2011 4:05 PM
To: 'Morelle, Marissa L.'; 'shareholderproposals@sec.gov'
Cc: 'Jeff Jagid'; 'Ned Mavrommatis'; 'Siesser, Steven E.'
Subject: RE: I.D. Systems, Inc. | No-Action Request in Connection with Shareholder Proposal

Ladies and Gentlemen,

I will submit correspondence to all parties regarding the shareholder proposal and the no-action request via email before March 5, 2011 (you should receive the mailed correspondence within the next 7 days).

Please do not issue a no-action response until the correspondence has been received.

Thank you for your consideration.

Sincerely,
Daniel Rudewicz, CFA

From: Morelle, Marissa L. [mailto:MMorelle@lowenstein.com]
Sent: Tuesday, March 01, 2011 6:17 PM
To: 'shareholderproposals@sec.gov'
Cc: 'rudewicz@furlongsamex.com'; 'Jeff Jagid'; 'Ned Mavrommatis'; Siesser, Steven E.
Subject: I.D. Systems, Inc. | No-Action Request in Connection with Shareholder Proposal

Ladies and Gentlemen,

On behalf of our client, I.D. Systems, Inc., please find attached a no-action request letter and related supporting documentation with respect to a shareholder proposal submitted by Mr. Daniel Rudewicz.

Please let us know if you have any questions or require any additional information in connection with this request.

Thank you and regards,

Marissa L. Morelle
Lowenstein Sandler PC
1251 Avenue of the Americas
New York, New York 10020
Telephone: 646.414.6954
Facsimile: 973.422.6819
mmorelle@lowenstein.com
www.lowenstein.com

Circular 230 Disclaimer: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding tax-related penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or tax-related matter(s) addressed herein.

This message contains confidential information, intended only for the person(s) named above, which may also be privileged. Any use, distribution, copying or disclosure by any other person is strictly prohibited. In such case, you should delete this message and kindly notify the sender via reply e-mail. Please advise immediately if you or your employer does not consent to Internet e-mail for messages of this kind.

Lowenstein Sandler's practice in the State of California is conducted by Lowenstein Sandler LLP, a limited liability partnership comprised of professional corporations.

Circular 230 Disclaimer: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding tax-related penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or tax-related matter(s) addressed herein.

This message contains confidential information, intended only for the person(s) named above, which may also be privileged. Any use, distribution, copying or disclosure by any other person is strictly prohibited. In such case, you should delete this message and kindly notify the sender via reply e-mail. Please advise immediately if you or your employer does not consent to Internet e-mail for messages of this kind.

Lowenstein Sandler's practice in the State of California is conducted by Lowenstein Sandler LLP, a limited liability partnership comprised of professional corporations.

FURLONG SAMEX, LLC

March 10, 2011

VIA ELECTRONIC MAIL
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Email: shareholderproposals@sec.gov

RE: Response to I.D. Systems, Inc. March 4 Letter
Shareholder Proposal of Daniel Rudewicz/Furlong Samex, LLC
Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam:

Although I have already responded to the Company's initial –and late—request for proof of ownership, the Company has sent *another* letter asking for *additional* documentation. The Company is requesting *more* proof from my broker that I have held the required shares. The process of requesting documentation from my broker can be burdensome and time consuming. I feel that if I were to provide the requested documentation, the Company would simply request *more*. Furthermore, I believe that the Company would not be able to exclude my proposal because the Company has violated Rule 14a-8(f).

In the Company's response dated March 4, 2011, the Company claims that my fax sent on December 30, 2011 was never received. Although the Company provided confirmation that the fax was indeed sent to the correct number, it provided a handwritten "facsimile log" as evidence that the fax was not received. I have included a copy of my fax transmission verification report and receipt (attached hereto as Exhibit A). I believe it is in compliance with past Commission statements on electronic media[1]. Moreover, I would like to point out again that Section F of Staff Legal Bulletin No. 14C states:

> *A shareholder proponent is encouraged to submit a proposal or a response to a notice of defects by a means that allows him or her to determine when the proposal or response was received by the company, such as by facsimile.*

To be timely under Rule 14a-8(f)(1), the Deficiency Notice would have been sent by January 13, 2011. I received no correspondence from the Company until January 25, 2011. Furthermore, with January 7, 2011 as the Company's deadline for submission of proposals, the latest any deficiency notice would have had to been received was January 21, 2011. Mr. Mavrommatis' letter was dated January 24, 2011. The Company clearly violated procedure by not responding within 14 days. Rule 14a-8(f) of the Securities and Exchange Act of 1934 states, "*Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your*

1.) Release No. 33-7233

response." Thus, the Proposal should be included and I should not be required to do further work to prove that the Proposal is eligible. See *Devon Energy (Apr. 20, 2010)*[2].

This is to request that the Commission provide a waiver for meeting any additional demands the Company may have and allow this resolution to be voted upon in the 2011 proxy. Thank you for your time and consideration.

Sincerely,



Daniel Rudewicz, CFA

Enclosures

cc: *VIA ELECTRONIC MAIL*
Mr. Ned Mavrommatis
nmavrommatis@id-systems.com

VIA ELECTRONIC MAIL
Mr. Steven Siesser
ssiesser@lowenstein.com

VIA ELECTRONIC MAIL
Mr. Jeffrey Jagid
jjagid@id-systems.com

VIA ELECTRONIC MAIL
Ms. Marissa Morelle
mmorelle@lowenstein.com

2.) In *Devon Energy*, the Commission considered Devon Energy's request for a waiver of the 14-day requirement in Rule 14a-8(f). Devon Energy failed to send the proponent its deficiency notice within 14 days of receipt of the proposal. In its response the Commission agreed that it does "not believe that Devon Energy may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f)."

EXHIBIT A

TRANSMISSION VERIFICATION REPORT

TIME : 12/30/2010 16:09
NAME : UPS STORE
FAX : 7739350075
TEL : 7739357755
SER.# : 000B4J123250

DATE,TIME	12/30 16:08
FAX NO./NAME	12019969144
DURATION	00:00:28
PAGE(S)	02
RESULT	OK
MODE	STANDARD ECM

The UPS Store - #1053
2506 N Clark St
Chicago, IL 60614
(773) 935-7755

12/30/10 03:55 PM

We are the one stop for all your shipping, postal and business needs.

We offer all the services you need to keep your business going.



001 000004 (018)

Fax Service	T2 $ 3.00
SubTotal	$ 3.00
Fax Tax (T2)	$ 0.21
Total	$ 3.21
Cash	$ 5.00
Change	$ 1.79-

D
Cash

Receipt ID 8238798910359988804 001 Items
CSH: rafael
Tran: 1933 Reg: 002

Thank you for visiting our store.
Please come back again soon.

Whatever your business and personal needs, we are here to serve you.

ENTER FOR A CHANCE TO WIN $1000

We value your feedback

Lowenstein Sandler
ATTORNEYS AT LAW

Steven E. Siesser
Member of the Firm
Tel 212 204 8688
Fax 973 597 2507
ssiesser@lowenstein.com

March 4, 2011

VIA ELECTRONIC MAIL

Mr. Daniel Rudewicz
Furlong Samex, LLC
401 W. Fullerton Pkwy, Suite 1602E
Chicago, Illinois 60614
E-mail: rudewicz@furlongsamex.com

Re: Response to Letter Dated March 2, 2011 Regarding Shareholder Proposal

Dear Mr. Rudewicz:

This letter responds to your letter dated March 2, 2011 (the "*March 2 Letter*"). Capitalized terms used and not otherwise defined herein have the respective meanings given to such terms in the no action-letter request we submitted to the Staff on March 1, 2011 on behalf of our client, I.D. Systems, Inc. (the "*Request Letter*").

Although we appreciate your prompt follow-up in connection with the Request Letter in the interest of getting this matter resolved as expeditiously as possible, the March 2 Letter focuses on the date of the Company's receipt of the Proposal, rather than on the germane fact that you have not met the eligibility requirements under Rule 14a-8 under the Exchange Act. As we noted in the Request Letter and our prior correspondence to you, based on the information you provided from Fidelity, the record holder of your shares of the Company's common stock, you acquired all of your shares on April 29, 2010 (or April 30, 2010 with respect to certain shares). Thus, no matter when the Proposal is deemed to have been received by the Company – whether it be December 30, 2010 (the date on which you purportedly faxed the Proposal to the Company), January 6, 2011 (the date on which your initial submission of the Proposal by U.S. Certified Mail reached the former address of the Company's executive offices), or January 12, 2011 (the date on which the Proposal was actually received by the Company at its new executive offices) – you have failed to demonstrate the only relevant fact, which is whether you have had continuous ownership of the requisite number of shares for a period of one year by the date on which you submitted the Proposal (i.e., at the earliest, December 30, 2010, and at the latest, January 12, 2011).

Only shareholders meeting the eligibility requirements set forth in Rule 14a-8(b) are eligible to submit a shareholder proposal to an issuer. As stated by the Commission in Release No. 34-

39093 (September 19, 1997), the proposing release relating to certain amendments to Rule 14a-8, one purpose of the one-year holding period requirement specified above is "to curtail abuse of the rule by requiring that those who put the company and other shareholders to the expense of including a proposal in its proxy materials have had a continuous investment interest in the company."

Notwithstanding the foregoing, in assessing the matter of when your Proposal was submitted, we note that, as you have pointed out in the March 2 Letter, the Staff's guidance in Section F of Staff Legal Bulletin No. 14C (June 28, 2005) indicates that a shareholder proponent is encouraged to submit a proposal "by a means that allows him or her to determine when the proposal...was received by the company, such as by facsimile." However, Section F continues on to state as follows:

> *"However, if the shareholder proponent transmits these materials by facsimile, the shareholder proponent should ensure that he or she has obtained the correct facsimile number for making such submissions. . . . [S]hareholder proponents should use the facsimile number for submitting proposals that the company disclosed in its most recent proxy statement. In those instances where the company does not disclose in its proxy statement a facsimile number for submitting proposals, we encourage shareholder proponents to contact the company to obtain the correct facsimile number for submitting proposals and responses to notices of defects."*

In this regard, neither the Corporate Secretary of the Company nor, to our knowledge, any other employee, received a call from you indicating that you would be sending your proposal via facsimile or confirming the number to which it should be sent. Although you sent the facsimile to a publicly disclosed I.D. Systems facsimile number, and produced evidence of the transmission on December 30, 2010, the Company, unfortunately did not receive your facsimile of the Proposal, and only received the Proposal on January 12, 2011, when the hard copy was forwarded by the U.S. Postal Service to the Company's new executive offices. The automated "log" on the Company's facsimile machine does not go back to the date in question (December 30, 2010), but attached as Exhibit A to this letter is the facsimile log maintained by the Company as a standard business practice. That log does not indicate that any facsimiles were received on December 30, 2010. As a result of uncertainties like these that sometimes occur in connection with electronic communications, the Company has chosen to receive shareholder proposals by mail, as indicated in its 2010 proxy statement.

Thus, regardless of the "dispute" raised in the March 2 Letter over the date on which the Proposal actually was received, the facts continue to support the Company's view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because you have failed to provide the requisite proof of continuous stock ownership for one year by the date you submitted the Proposal, even after the Company provided you with an opportunity to furnish such information. The Company therefore reiterates its position to exclude the Proposal as set forth in the Request Letter.

Should you have any questions, please feel free to contact the undersigned at (212) 204-8688 or Mr. Mavrommatis at (201) 996-9000 ext. 7733.

Very truly yours,



Steven E. Siesser

SES/mlm
Enclosures

cc: *VIA ELECTRONIC MAIL*
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

VIA ELECTRONIC MAIL
Mr. Jeffrey M. Jagid
Chief Executive Officer, I.D. Systems, Inc.
jjagid@id-systems.com

VIA ELECTRONIC MAIL
Mr. Ned Mavrommatis
Chief Financial Officer, I.D. Systems, Inc.
nmavrommatis@id-systems.com

EXHIBIT A

Company Facsimile Log

12/15/10	Roza	Walmart	12/15 14:34	1
12/15/10	Ned	Hackesack University Med Center	2:43	2
12/15/10	Tony Mcpunt	PHI Sales	15:06	2
12/15/10	~~[illegible]~~ Roza	Wiese Order	7:10	1
12/16/10	Roza	Walmart	11:39	1
12/16/10	Roza	Wiese	1:15	1
12/16/10	Tony Menet	Global Out Sourcing Services		3
12/16/10	Jeffrey	RMA Walmart	9:34	3
12/17/10	Regina	Cargill Meats	14:55	17
12/17/10	Jeffrey	Crown Lift	9:20	1
12/21/10	Paul	Genpact	1:07	5
12/21/10	Tony Menet	North Jersey Trailer & Truck Sec.	12:59	2
12/21/10	Jeffrey	Walmart	4:06	4
12/21/10	Roza	Walmart Order	14:54	1
12/22/10	Jeffrey	Wal-Mart	8:33	1
12/23/10	Roza	Wal-Mart	14:44	1
12/23/10	Doug	Walmart Installation Sheet	1:55	1
12/23/10	Roza	Walgreens PO	6:14	1
12/23/10	Leo	Prestige Management	11:52	1
12/23/10	Doug	Campbell Soup Installation Sheet	9:08	7
12/27/10	Jeffrey Jugu	Wall Street	3:00	1
12/28/10	Tony Mort	North Jersey Trailer	1:54	2
12/28/10	Roza	Walgreens DC	10:00am	2
12/29/10	Roza Stewart	Centerhead Order	10:45	3
12/29/10	~~[illegible]~~ Roza	Wiese W-9	9:31	2
1/3/11	Paul	GE Asset Intelligence	3:03	5
1/3/11	Jeffrey	RMA Request Walmart	12:00	1
1/4/11	Roza	Wal-Mart Order		1

1/5/11	Jeffrey Mastro	Walmart RMA DC6027	11:45	4
1/6/11	Lindsay Estell	Arnold Haskel	8:51 am	7
1/6/11	ROZA	Wal mart	8:15 AM	1
1/6/11	Doug	Nestle Waters Unstall Sheets	15:36	8
1/7/11	Dawn	GSE A/V	9:36	2
1/[illegible]/11	Roza	Omni Lift	9:14	1
1/10/11	Jeffrey M.	Martco	10:42	2
1/10/11	Dawn	Shaw Pilots	10:31	2
1/10/11	Regina	Unstall sheets Cargill Meats	2:26	27
1/10/11	Jeff M.	RMA Request	3:58	4
1/11/11	Lindsay	ARNOLD HASKELL	/	2
1/11/11	Jeffrey	RMA Against USPS	11:37	1
1/11/11	Paul	Jami Wife Hurst	2:01	1
1/13/11	Lindsay	[illegible] UPS	1:42	1
1/14/11	Roza	Walgreens Order	8:45	1
1/[illegible]/11	Paul	Asset Intelligence	5:12 ~~9:00~~	5
1/14/11	ROZA	Wiese Order	2:35	1
1/14/11	Tony Mazzot	ABCO Diecasters Inc 10	3:20	1
1/21/11	Joe Mathison	Jacque Mahoney	1:50	1
1/24/11	ROZA	GPd 141	15:53	1
1/24/11	ROZA	GPd 171	13:53	1
1/26/11	~~Lindsay~~ ROZA	Kellogg Order	9:16	1
1/26/11	Paul	W-9 Corporate ART, LLC	11:13	1
1/26/11	Lindsay	Andrew Boylan	12:41	1
1/26/11	ROZA	Sigma Order	13:31	2
1/28/11	Roza M	Unstall sheets for Boars Head	15:26	7
1/28/11	ROZA	Wiese Order	12:54	1

FURLONG SAMEX, LLC
401 W Fullerton Pkwy, # 1602E
Chicago, IL 60614

March 2, 2011

VIA ELECTRONIC MAIL AND CERTIFIED MAIL
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Email: shareholderproposals@sec.gov

RE: I.D. Systems, Inc.
Shareholder Proposal of Daniel Rudewicz/Furlong Samex, LLC
Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam:

I am responding to the correspondence I received from Ms. Marissa Moerelle and Mr. Steve Sessier, on behalf of I.D. Systems (the "Company"), about the no-action request with respect to my shareholder proposal (the "Proposal"). I appreciate the effort ID Systems (the "Company") and the Securities and Exchange Commission (the "Commission") have put forth in resolving this in a timely manner. I too would like to resolve this quickly. I will respond to the Company's most recent request for additional ownership documentation in the future. But before I expend any more of my and my broker's time and effort, I feel the answer to what date the Proposal was received, as determined by the Commission, will resolve the matter quicker.

According to the Company's 2010 Proxy Statement[1], to be eligible for inclusion a proposal must be received by the Company no later than January 7, 2011. The Company claims the Proposal was received on January 12, 2011. If the Company's claims are true, the Company would have grounds for exclusion. But I believe it is not true, the Proposal was received by the Company at an earlier time.

As seen in the original letter (attached hereto as Exhibit A), I submitted the Proposal via facsimile **and** certified mail. Although the company claims the mailing address changed, the fax number did not. At the time I submitted the Proposal the fax number was, and to my knowledge still is, (201) 996-9144. Evidence of this is shown in Exhibit 99.1 of the Form 8-K filed with Commission on November 4, 2010. Additionally, the fax number was included in Mr. Ned Mavrommatis' initial response letter to the Proposal (attached hereto as Exhibit B). The fax was transmitted on December 30, 2010 at approximately 4:00PM Central Standard Time, during normal office hours of the Company. (According to the

1. Excerpt from the Company's 2010 Proxy Statement: "Stockholders interested in submitting a proposal for inclusion in the proxy materials distributed by us in connection with our 2011 Annual Meeting of Stockholders may do so by following the procedures prescribed in Rule 14a-8 under the Exchange Act. To be eligible for inclusion, stockholder proposals must be received by us no later than January 7, 2011. If we change the date of our 2011 Annual Meeting of Stockholders by more than thirty (30) days from the anniversary of the date of the 2010 Annual Meeting of Stockholders, then stockholder proposals must be received by us a reasonable time before we begin to print and mail the proxy materials for our 2011 Annual Meeting of Stockholders. Stockholder proposals should be sent to our principal executive offices located at One University Plaza, Hackensack, New Jersey 07601, and addressed to the attention of our Corporate Secretary."

Company's website, office hours are 9:00AM – 6:00PM Eastern Standard Time). I have included a copy of the fax transmission verification report and receipt (attached hereto as Exhibit C). Section F of Staff Legal Bulletin No. 14C states:

> *A shareholder proponent is encouraged to submit a proposal or a response to a notice of defects by a means that allows him or her to determine when the proposal or response was received by the company, such as by facsimile.*

I am confident I followed all the proper procedures. I believe December 30, 2010 should be the date the Commission deems the Proposal received. Since the Company did not respond to my Proposal until January 24, 2011, the company violated procedure by not responding within 14 days. (Rule 14a-8(f) of the Securities and Exchange Act of 1934 states, "*Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.*") Thus, the Proposal should be included and I should not be required to do further work to prove that the Proposal is eligible.

Furthermore, I also submitted the proposal via certified mail. I used the Hackensack, NJ mailing address provided not only in the Company's 2010 Proxy Statement, but also the address listed on the Commission's website under "Mailing Address" and "Business Address". I have attached a printout of the Filing Detail screen for the Company's 8-K filed with the Commission on December 20, 2010, the date of the filing closest to my submission (attached hereto as Exhibit D). Although the company claims it publicly reported its address change on November 4, 2010, it did not change the address on the Company's Filing Detail pages on the Commission's website. Yet, the company has changed its address in the past. For example, the Company's previous addresses listed on its Filing Detail Page were 35 Franklin Square, Rochester NY 14605 and 90 Williams Street, Ste 402, New York, NY 10038. The important point is, I mailed the proposal to what I believed was the correct address. Moreover, the certified mail report shows the Proposal made it to the Hackensack, NJ address on January 6, 2011 and later to the Woodcliff Lake, NJ address (attached hereto as Exhibit E). Does the Commission rule that the Proposal was received on January 6, 2011? If so, again, because the Company did not respond to my Proposal until January 24, 2011, the company violated procedure by not responding within 14 days. Thus, the Proposal should be included and I should not be required to do further work to prove that the Proposal is eligible.

Finally, if the Commission rules that neither the December 30, 2010 (the date the fax was transmitted) **nor** January 6, 2011 (the date the certified mail arrived at the Hackensack, NJ address) is the date the company received the Proposal, then the Proposal will have been received after January 7, 2011. In that case, the Commission would rule that the company could exclude the Proposal because it was not submitted by the date in the Company's 2010 Proxy Statement.

An electronic copy of this letter and its attachments are also being sent to Mr. Jeffrey Jagid, Mr. Ned Mavrommatis, Mr. Steven Siesser and Ms. Marissa Morelle. Additionally, a paper copy of this letter and its attachments are also being mailed to Messrs. Mavrommatis and Siesser.

To summarize my request, I ask the Commission to inform me what date it rules the Proposal received. If the Commission rules the Proposal was received by the Company on:

- December 30,2010, the date the fax was transmitted, then the Company failed to respond within 14 days and the Proposal should be included.
- January 6, 2011, the date the certified mail arrived at the Hackensack, NJ address, then the Company failed to respond within 14 days and the Proposal should be included.
- January 12, the date the certified mail arrived at the Woodcliff Lake, NJ address, then the Proposal was not submitted in time and the Company could exclude[2] the Proposal.

Thank you for your time and consideration.

Sincerely,



Daniel Rudewicz, CFA

Enclosures

cc: *VIA ELECTRONIC MAIL AND CERTIFIED MAIL*
Mr. Ned Mavrommatis
I.D. Systems, Inc.
123 Tice Boulevard
Woodcliff Lake, NJ 07677
nmavrommatis@id-systems.com

VIA ELECTRONIC MAIL AND CERTIFIED MAIL
Mr. Steven Siesser
Lowenstein Sandler PC
1251 Avenue of the Americas
New York, New York 10020
ssiesser@lowenstein.com

VIA ELECTRONIC MAIL
Mr. Jeffrey Jagid
Chief Executive Officer, I.D. Systems, Inc.
jjagid@id-systems.com

VIA ELECTRONIC MAIL
Ms. Marissa Morelle
mmorelle@lowenstein.com

2. However, if the Company chooses not to exclude based upon a date ruling, I would be happy to provide the Company with any additional materials needed to prove the Proposal is eligible.

EXHIBIT A

FURLONG SAMEX, LLC

December 30, 2010

VIA FACSIMILE AND CERTIFIED MAIL
I.D. Systems, Inc.
One University Plaza
Hackensack, New Jersey 07601
FAX: (201) 996-9144
Attention: Corporate Secretary

To Whom It May Concern:

I am currently the beneficial owner of 5,000 shares of common stock of I.D. Systems, Inc. (the "Company") and I will have continuously held at least $2,000.00 worth for more than 1 year as of the annual meeting date. I intend to continue to hold these securities though the date of the Company's 2011 annual meeting of shareholders.

Enclosed is a shareholder proposal for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2011 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,



Daniel Rudewicz
rudewicz@furlongsamex.com
312-505-5614

STOCKHOLDER PROPOSAL

Resolved, that the stockholders of I.D. Systems, Inc. ("I.D. Systems" or the "Company") amend Article I, section 7, subheading VOTING of the bylaws by replacing the second sentence of the VOTING subheading in section 7 with following sentences:

> "Each director shall be elected by the vote of a majority of the votes cast with respect to the director at any meeting at which a quorum is present; provided, however, that if the number of directors nominated at any such meeting exceeds the number of directorships to be filled, the directors to fill such directorships shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For the purposes of director elections, a majority of votes cast shall mean the number of votes 'for' a director must exceed the number of votes 'withheld' from or voted 'against' that director, with abstentions being excluded. If a director is not elected by a majority of votes cast, the director shall promptly tender his or her resignation to the Board of Directors and the Board of Directors shall decide whether to accept or reject the resignation. The director who tenders his or her resignation as a result of a failed election shall not participate in the Board of Directors' decision regarding whether to accept such resignation. Within 90 days of certification of the election results, the Board of Directors shall act on its decision and publicly disclose its decision and the rationale behind it."

Supporting Statement

Currently, I.D. Systems uses a plurality voting standard for director elections, which means that the nominee who receives the most votes will be elected. In uncontested situations, a plurality voting standard ensures that a nominee will be elected even if holders of a majority of shares voting exercise their right to withhold support from the nominee on the proxy card. Indeed, under plurality voting, a nominee could be elected by a single share.

Section 216 of the Delaware General Corporation law allows a corporation to deviate from the plurality voting default standard by establishing a different standard in its charter or bylaws. This proposal would do that by amending I.D. Systems' bylaws to require directors to be elected by a majority of shares voting at a meeting.

We believe that a majority vote standard for director election would foster a more robust system of board accountability. Under the case law of Delaware, where I.D. Systems is incorporated, the power of stockholders over director election is supposed to be a safety valve that justifies giving the Board substantial discretion to manage the corporation's business and affairs. Requiring a nominee to garner majority support among stockholders — thus giving stockholders' withhold votes real meaning — would help restore this safety valve.

We urge stockholders to vote FOR this proposal.

EXHIBIT B

I.D. SYSTEMS, INC.
123 TICE BOULEVARD
WOODCLIFF LAKE, NEW JERSEY 07677

January 24, 2011

VIA OVERNIGHT COURIER

Furlong Samex, LLC
401 W. Fullerton Pkwy
Suite 1602E
Chicago, Illinois 60614
Attention: Mr. Daniel Rudewicz

Re: Response to Letter Regarding Shareholder Proposal

Dear Mr. Rudewicz:

I.D. Systems, Inc. ("*I.D. Systems*," the "*Company*" or "*we*") is in receipt of your letter to the Company, dated December 30, 2010, a copy of which is attached hereto as Annex A (the "*Letter*"), which sets forth a shareholder proposal (the "*Proposal*") for inclusion in the Company's proxy materials relating to the 2011 annual meeting of shareholders.

We are writing to notify you that I.D. Systems has determined to exclude the Proposal based on the failure to comply with the eligibility or procedural requirements set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"). In particular, you have failed to demonstrate to the Company that you meet the eligibility requirement set forth in Rule 14a-8(b)(2), which provides that in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on such proposal at the meeting for at least one year by the date you submitted the proposal to the Company. Since you do not appear to be a holder of record of the Company's common stock, you are required to submit to the Company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the requisite number or amount of shares for at least one year by the date on which you submitted your proposal. For your reference, a copy of Rule 14a-8 is attached hereto as Annex B.

Pursuant to Rule 14a-8(f), you are entitled to respond to this letter and remedy the defects set forth herein, so long as your response is postmarked, or transmitted electronically, no later than 14 days from the date on which you received this letter. Please be sure to address any response to the current executive offices of the Company provided in this letter. In this regard, please be advised that we received the Letter on January 12, 2011, since it was sent to the Company's previous executive offices and was then forwarded to the Company at its current address by the U.S. Postal Service (see copy of envelope attached hereto as Annex C). As initially reported on the cover page of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission ("*SEC*") on November 4, 2010, and reflected in the Company's subsequent SEC filings, the Company's executive offices are currently located at **123 Tice Boulevard, Woodcliff Lake, New Jersey 07677.**

We also note, in closing, that although we only have included in this letter the eligibility and procedural bases for excluding the Proposal from the Company's proxy materials, we also intend to seek to exclude the Proposal for substantive reasons in the future, should you cure the eligibility and procedural defects described herein.

Please feel free to contact the undersigned via telephone at (201) 996-9000 (ext. 7733) or via facsimile at (201) 996-9144 with any questions you may have.

Very truly yours,



Ned Mavrommatis
Chief Financial Officer and Corporate Secretary

cc: Lowenstein Sandler PC
1251 Avenue of the Americas
New York, New York 10020
Attention: Steven E. Siesser, Esq. (ssiesser@lowenstein.com)
VIA ELECTRONIC MAIL

<u>EXHIBIT C</u>

TRANSMISSION VERIFICATION REPORT

TIME : 12/30/2010 16:09
NAME : UPS STORE
FAX : 7739350075
TEL : 7739357755
SER.# : 000B4J123250

DATE,TIME	12/30 16:08
FAX NO./NAME	12019969144
DURATION	00:00:28
PAGE(S)	02
RESULT	OK
MODE	STANDARD ECM

The UPS Store - #1053
2506 N Clark St
Chicago, IL 60614
(773) 935-7755

12/30/10 03:55 PM

We are the one stop for all your shipping, postal and business needs.

We offer all the services you need to keep your business going.



001 000004 (018)
Fax Service T2 $ 3.00

D
Cash

SubTotal	$	3.00
Fax Tax (T2)	$	0.21
Total	$	3.21
Cash	$	5.00
Change	$	1.79-

Receipt ID 8238798910359988804 001 Items
CSH: rafael Tran: 1933 Reg: 002

Thank you for visiting our store.
Please come back again soon.

Whatever your business and personal needs, we are here to serve you.

ENTER FOR A CHANCE TO
WIN $1000

We value your feedback

EXHIBIT D



Filing Detail

Form 8-K *- Current report* **SEC Accession No.** 0000950123-10-115054

Filing Date
2010-12-20
Accepted
2010-12-20 17:00:06
Documents
1

Period of Report
2010-12-14
Filing Date Changed
2010-12-20

Items
Item 5.02: Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers: Compensatory Arrangements of Certain Officers

Document Format Files

Seq	Description	Document	Type	Size
1	FORM 8-K	c09991e8vk.htm	8-K	10183
	Complete submission text file	0000950123-10-115054.txt		11756

ID SYSTEMS INC (Filer) CIK: 0000049615 (see all company filings)

IRS No.: **223270799** | State of Incorp.: **DE** | Fiscal Year End: **1231**
Type: **8-K** | Act: **34** | File No.: **001-15087** | Film No.: **101263451**
SIC: **3669** Communications Equipment, NEC
Assistant Director 11

Business Address
ONE UNIVERSITY PLAZA
HACKENSACK NJ 07601
2016709000

Mailing Address
ID SYSTEMS INC
ONE UNIVERSITY PLAZA
HACKENSACK NJ 07601

Lowenstein Sandler
ATTORNEYS AT LAW

Steven E. Siesser
Member of the Firm
Tel 212 204 8688
Fax 973 597 2507
ssiesser@lowenstein.com

March 1, 2011

VIA ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
E-mail: shareholderproposals@sec.gov

Re: I.D. Systems, Inc.
Shareholder Proposal of Daniel Rudewicz/Furlong Samex, LLC
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter and the material enclosed herewith are submitted on behalf of our client, I.D. Systems, Inc. (the "*Company*" or "*I.D. Systems*"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"). We are writing to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "*Proxy Materials*") a shareholder proposal (the "*Proposal*") and statements in support thereof submitted by Mr. Daniel Rudewicz (the "*Proponent*"). We note preliminarily that although correspondence from Mr. Rudewicz to the Company has been submitted on the letterhead of Furlong Samex, LLC, an entity with which Mr. Rudewicz appears to be affiliated, the broker's letter discussed herein only names Mr. Rudewicz, individually, as a shareholder of the Company. As such, references in this letter to the "Proponent" refer to Mr. Rudewicz, since we have not been furnished with any evidence indicating that Furlong Samex, LLC is a holder of the Company's securities.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "*Commission*") no later than 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("*SLB 14D*") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff of the Division of Corporation Finance (the "*Staff*"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

Resolved, that the stockholders of I.D. Systems, Inc. ("I.D. Systems" or the "Company") amend Article I, section 7, subheading VOTING of the bylaws by replacing the second sentence of the VOTING subheading in section 7 with following sentences:

> "Each director shall be elected by the vote of a majority of the votes cast with respect to the director at any meeting at which a quorum is present; provided, however, that if the number of directors nominated at any such meeting exceeds the number of directorships to be filled, the directors to fill such directorships shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For the purposes of director elections, a majority of votes cast shall mean the number of votes 'for' a director must exceed the number of votes 'withheld' from or voted 'against' that director, with abstentions being excluded. If a director is not elected by a majority of votes cast, the director shall promptly tender his or her resignation to the Board of Directors and the Board of Directors shall decide whether to accept or reject the resignation. The director who tenders his or her resignation as a result of a failed election shall not participate in the Board of Directors' decision regarding whether to accept such resignation. Within 90 days of certification of the election results, the Board of Directors shall act on its decision and publicly disclose its decision and the rationale behind it."

A copy of the Proposal is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

On behalf of the Company, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for such information.

ANALYSIS

The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to establish the requisite eligibility to submit the Proposal.

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rules 14a-8(a) through (d). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." The shareholder also must continue to hold these securities through the date of the meeting. Staff Legal Bulletin No. 14 (July 13, 2001) ("*SLB 14*") specifies that if the proponent is not a registered shareholder, the proponent "is responsible for proving his or her eligibility to submit a proposal to the company," which the proponent may do through one of the two methods specified in Rule 14a-8(b)(2).

Where the proponent fails to satisfy the eligibility requirements at the time the proposal is submitted, the company must notify the proponent in writing of the deficiency within 14 days of receiving the proposal. The proponent's response to the company must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification of deficiency. If the proponent fails to correct the deficiency within the required time frame, the company may exclude the proponent's proposal from its proxy materials.

In Section C.1.c of SLB 14, the Staff addresses the requirement of verification of continuous ownership for one year as of the time a proposal is submitted as follows:

> *(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?*
>
> *No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.*

As illustrated in the above example, if the one-year period as of the date of submission of the proposal does not coincide completely with the one-year ownership period verified by the record holder of the securities, then the proponent has not met the share ownership eligibility requirements set forth in Rule 14a-8(b). The Staff has consistently followed this principle. *See, e.g., AT&T Inc.* (December 16, 2010) (concurring with the exclusion of a shareholder as a co-proponent of a shareholder proposal where the proposal was submitted on November 10, 2010 and the record holder's verification covered the eleven-month period from November 30, 2009 through October 31, 2010); *Verizon Communications Inc.* (December 23, 2009) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 20, 2009 and the record holder's verification was as of November 23, 2009); and *General Electric Company* (December 23, 2009) (concurring with the exclusion of a shareholder proposal where the proposal was submitted October 30, 2009 and the record holder's verification was as of November 9, 2009).

In the instant case, the Proponent submitted the Proposal to the Company in a letter dated December 30, 2010. I.D. Systems received the Proposal on January 12, 2011. In this regard, we note that although the Proponent mailed the Proposal on December 30, 2010, the Proponent sent the Proposal to the address of the Company's previous executive offices, rather than to the address of the Company's current executive offices as initially reported on the cover page of the Company's Current Report on Form 8-K filed with the SEC on November 4, 2010 (and reflected in the Company's subsequent SEC filings). The U.S. Postal Service then forwarded the Proposal to the Company at its current address (see copy of envelope attached hereto as Exhibit B).

After receipt of the Proposal, the Company then reviewed its stock records and determined that the Proponent was not a registered shareholder. Moreover, the Proponent did not include with the Proposal any verification or evidence of the Proponent's securities ownership. Accordingly, the Company sought verification from the Proponent of its eligibility to submit the Proposal by letter to the Proponent dated and mailed via Federal Express overnight service on January 24, 2011 (the "*Deficiency Notice*"). The Deficiency Notice informed the Proponent of the requirements of Rule 14a-8(b) and indicated the methods by which the Proponent could cure the procedural and eligibility deficiency, and also attached a copy of Rule 14a-8 for the Proponent's reference. A copy of the Deficiency Notice is attached hereto as Exhibit C. Federal Express records confirm delivery of the Deficiency Notice at 7:18 a.m. on January 25, 2011, which was within 14 calendar days of the Company's receipt of the Proposal. A copy of such Federal Express record is attached hereto as Exhibit D.

The Proponent responded to the Deficiency Notice in a letter, dated February 3, 2011 (the "*Proponent's Response*"), which was sent to the Company via U.S. certified mail and received by the Company on or about February 8, 2011, which was within 14 calendar days after the Proponent's receipt of the Deficiency Notice. The Proponent's Response included a letter from the Proponent's broker, Fidelity Investments ("*Fidelity*"), dated January 7, 2011, in which the broker indicated that it was able to confirm that 3,400 shares of I.D. Systems have been continuously held by the Proponent since April 29, 2010 and another 1,600 shares have been continuously held by the Proponent since April 30, 2010. Fidelity further confirmed that the value of the aforementioned shares "has always exceeded $2,000.00." A copy of the Proponent's Response, including the broker's letter included therewith, is attached hereto as Exhibit E.

As noted above, the letter from Fidelity, the Proponent's broker, stated that the Proponent held the shares of I.D. Systems since, at the earliest, April 29, 2010 (although certain shares were acquired on April 30, 2010). The verification from Fidelity therefore covers only an approximate eight-month period from April 29, 2010 (or April 30, 2010) through December 30, 2010, the date on which the Proponent submitted the Proposal. As a result, the Proponent's Response fails to prove the Proponent's continuous ownership of the Company's securities for the one-year period as of December 30, 2010, the date on which the Proponent submitted the Proposal (or even from the later date, January 12, 2011, which is the date on which the Proposal was received by the Company), because it fails to verify the Proponent's ownership for the period from December 30, 2009 to April 29, 2010 (or April 30, 2010, as the case may be). Therefore, the Company believes that it may omit the Proposal from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not met the specified eligibility requirements for submitting a proposal.

CONCLUSION

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials.

Please feel free to contact me at (212) 204-8688 or Marissa L. Morelle of this firm at (646) 414-6954 if you have any questions regarding this request. We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter.

We thank you in advance for your consideration.

Very truly yours,



Steven E. Siesser

SES/mlm
Enclosures

cc: *VIA ELECTRONIC MAIL AND OVERNIGHT COURIER*
Mr. Daniel Rudewicz
Furlong Samex, LLC
401 W. Fullerton Pkwy, Suite 1602E
Chicago, Illinois 60614
rudewicz@furlongsamex.com

VIA ELECTRONIC MAIL
Mr. Jeffrey M. Jagid
Chief Executive Officer, I.D. Systems, Inc.
jjagid@id-systems.com

VIA ELECTRONIC MAIL
Mr. Ned Mavrommatis
Chief Financial Officer, I.D. Systems, Inc.
nmavrommatis@id-systems.com

EXHIBIT A

Lowenstein
Sandler
ATTORNEYS AT LAW

FURLONG SAMEX, LLC

December 30, 2010

VIA FACSIMILE AND CERTIFIED MAIL
I.D. Systems, Inc.
One University Plaza
Hackensack, New Jersey 07601
FAX: (201) 996-9144
Attention: Corporate Secretary

To Whom It May Concern:

I am currently the beneficial owner of 5,000 shares of common stock of I.D. Systems, Inc. (the "Company") and I will have continuously held at least $2,000.00 worth for more than 1 year as of the annual meeting date. I intend to continue to hold these securities though the date of the Company's 2011 annual meeting of shareholders.

Enclosed is a shareholder proposal for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2011 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,



Daniel Rudewicz
rudewicz@furlongsamex.com
312-505-5614

STOCKHOLDER PROPOSAL

Resolved, that the stockholders of I.D. Systems, Inc. ("I.D. Systems" or the "Company") amend Article I, section 7, subheading VOTING of the bylaws by replacing the second sentence of the VOTING subheading in section 7 with following sentences:

> "Each director shall be elected by the vote of a majority of the votes cast with respect to the director at any meeting at which a quorum is present; provided, however, that if the number of directors nominated at any such meeting exceeds the number of directorships to be filled, the directors to fill such directorships shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For the purposes of director elections, a majority of votes cast shall mean the number of votes 'for' a director must exceed the number of votes 'withheld' from or voted 'against' that director, with abstentions being excluded. If a director is not elected by a majority of votes cast, the director shall promptly tender his or her resignation to the Board of Directors and the Board of Directors shall decide whether to accept or reject the resignation. The director who tenders his or her resignation as a result of a failed election shall not participate in the Board of Directors' decision regarding whether to accept such resignation. Within 90 days of certification of the election results, the Board of Directors shall act on its decision and publicly disclose its decision and the rationale behind it."

Supporting Statement

Currently, I.D. Systems uses a plurality voting standard for director elections, which means that the nominee who receives the most votes will be elected. In uncontested situations, a plurality voting standard ensures that a nominee will be elected even if holders of a majority of shares voting exercise their right to withhold support from the nominee on the proxy card. Indeed, under plurality voting, a nominee could be elected by a single share.

Section 216 of the Delaware General Corporation law allows a corporation to deviate from the plurality voting default standard by establishing a different standard in its charter or bylaws. This proposal would do that by amending I.D. Systems' bylaws to require directors to be elected by a majority of shares voting at a meeting.

We believe that a majority vote standard for director election would foster a more robust system of board accountability. Under the case law of Delaware, where I.D. Systems is incorporated, the power of stockholders over director election is supposed to be a safety valve that justifies giving the Board substantial discretion to manage the corporation's business and affairs. Requiring a nominee to garner majority support among stockholders — thus giving stockholders' withhold votes real meaning — would help restore this safety valve.

We urge stockholders to vote FOR this proposal.

EXHIBIT B

Lowenstein
Sandler
ATTORNEYS AT LAW

FURLONG SAMEX, LLC
401 W Fullerton Pkwy
Suite 1602E
Chicago, IL 60614

CPU U.S. POSTAGE

$ 3.24⁰

PB 1P 000
3657882
FCML

MAILED DEC 30 2010
60614





STICKER AT TOP OF ENVELOPE TO THE RIGHT
THE RETURN ADDRESS, FOLD AT DOTTED LINE
CERTIFIED MAIL
1870 0003 3486 2446

I.D. SYSTEMS, INC.
ATTENTION: CORPORATE SECRETARY
ONE UNIVERSITY PLAZA
HACKENSACK, NEW JERSEY 07601

076 NFE 1 910C 00 01/11/11
NOTIFY SENDER OF NEW ADDRESS
:ID SYSTEMS INC
123 TICE BLVD STE 100
WOODCLIFF LK NJ 07677-7671

BC: 07677767125 *2531-03545-11-04



07677@7671

EXHIBIT C

I.D. SYSTEMS, INC.
123 TICE BOULEVARD
WOODCLIFF LAKE, NEW JERSEY 07677

January 24, 2011

VIA OVERNIGHT COURIER

Furlong Samex, LLC
401 W. Fullerton Pkwy
Suite 1602E
Chicago, Illinois 60614
Attention: Mr. Daniel Rudewicz

Re: Response to Letter Regarding Shareholder Proposal

Dear Mr. Rudewicz:

I.D. Systems, Inc. ("*I.D. Systems*," the "*Company*" or "*we*") is in receipt of your letter to the Company, dated December 30, 2010, a copy of which is attached hereto as Annex A (the "*Letter*"), which sets forth a shareholder proposal (the "*Proposal*") for inclusion in the Company's proxy materials relating to the 2011 annual meeting of shareholders.

We are writing to notify you that I.D. Systems has determined to exclude the Proposal based on the failure to comply with the eligibility or procedural requirements set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"). In particular, you have failed to demonstrate to the Company that you meet the eligibility requirement set forth in Rule 14a-8(b)(2), which provides that in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on such proposal at the meeting for at least one year by the date you submitted the proposal to the Company. Since you do not appear to be a holder of record of the Company's common stock, you are required to submit to the Company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the requisite number or amount of shares for at least one year by the date on which you submitted your proposal. For your reference, a copy of Rule 14a-8 is attached hereto as Annex B.

Pursuant to Rule 14a-8(f), you are entitled to respond to this letter and remedy the defects set forth herein, so long as your response is postmarked, or transmitted electronically, no later than 14 days from the date on which you received this letter. Please be sure to address any response to the current executive offices of the Company provided in this letter. In this regard, please be advised that we received the Letter on January 12, 2011, since it was sent to the Company's previous executive offices and was then forwarded to the Company at its current address by the U.S. Postal Service (see copy of envelope attached hereto as Annex C). As initially reported on the cover page of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission ("*SEC*") on November 4, 2010, and reflected in the Company's subsequent SEC filings, the Company's executive offices are currently located at **123 Tice Boulevard, Woodcliff Lake, New Jersey 07677.**

We also note, in closing, that although we only have included in this letter the eligibility and procedural bases for excluding the Proposal from the Company's proxy materials, we also intend to seek to exclude the Proposal for substantive reasons in the future, should you cure the eligibility and procedural defects described herein.

Please feel free to contact the undersigned via telephone at (201) 996-9000 (ext. 7733) or via facsimile at (201) 996-9144 with any questions you may have.

Very truly yours,



Ned Mavrommatis
Chief Financial Officer and Corporate Secretary

cc: Lowenstein Sandler PC
1251 Avenue of the Americas
New York, New York 10020
Attention: Steven E. Siesser, Esq. (ssiesser@lowenstein.com)
VIA ELECTRONIC MAIL

Annex A

Letter from Furlong Samex, LLC

FURLONG SAMEX, LLC

December 30, 2010

VIA FACSIMILE AND CERTIFIED MAIL
I.D. Systems, Inc.
One University Plaza
Hackensack, New Jersey 07601
FAX: (201) 996-9144
Attention: Corporate Secretary

To Whom It May Concern:

I am currently the beneficial owner of 5,000 shares of common stock of I.D. Systems, Inc. (the "Company") and I will have continuously held at least $2,000.00 worth for more than 1 year as of the annual meeting date. I intend to continue to hold these securities though the date of the Company's 2011 annual meeting of shareholders.

Enclosed is a shareholder proposal for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2011 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,



Daniel Rudewicz
rudewicz@furlongsamex.com
312-505-5614

STOCKHOLDER PROPOSAL

Resolved, that the stockholders of I.D. Systems, Inc. ("I.D. Systems" or the "Company") amend Article I, section 7, subheading VOTING of the bylaws by replacing the second sentence of the VOTING subheading in section 7 with following sentences:

> "Each director shall be elected by the vote of a majority of the votes cast with respect to the director at any meeting at which a quorum is present; provided, however, that if the number of directors nominated at any such meeting exceeds the number of directorships to be filled, the directors to fill such directorships shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For the purposes of director elections, a majority of votes cast shall mean the number of votes 'for' a director must exceed the number of votes 'withheld' from or voted 'against' that director, with abstentions being excluded. If a director is not elected by a majority of votes cast, the director shall promptly tender his or her resignation to the Board of Directors and the Board of Directors shall decide whether to accept or reject the resignation. The director who tenders his or her resignation as a result of a failed election shall not participate in the Board of Directors' decision regarding whether to accept such resignation. Within 90 days of certification of the election results, the Board of Directors shall act on its decision and publicly disclose its decision and the rationale behind it."

Supporting Statement

Currently, I.D. Systems uses a plurality voting standard for director elections, which means that the nominee who receives the most votes will be elected. In uncontested situations, a plurality voting standard ensures that a nominee will be elected even if holders of a majority of shares voting exercise their right to withhold support from the nominee on the proxy card. Indeed, under plurality voting, a nominee could be elected by a single share.

Section 216 of the Delaware General Corporation law allows a corporation to deviate from the plurality voting default standard by establishing a different standard in its charter or bylaws. This proposal would do that by amending I.D. Systems' bylaws to require directors to be elected by a majority of shares voting at a meeting.

We believe that a majority vote standard for director election would foster a more robust system of board accountability. Under the case law of Delaware, where I.D. Systems is incorporated, the power of stockholders over director election is supposed to be a safety valve that justifies giving the Board substantial discretion to manage the corporation's business and affairs. Requiring a nominee to garner majority support among stockholders — thus giving stockholders' withhold votes real meaning — would help restore this safety valve.

We urge stockholders to vote FOR this proposal.

Annex C

Copy of Mailing Envelope

FURLONG SAMEX. LLC
401 W Fullerton Pkwy
Suite 1602E
Chicago, IL 60614

CPU U.S. POSTAGE
$ 3.24⁰

PB 1P 000
3657882
FCML

MAILED DEC 30 2010
60614





...E STICKER AT TOP OF ENVELOPE TO THE RIGHT
THE RETURN ADDRESS, FOLD AT DOTTED LINE
CERTIFIED MAIL

1870 0003 3486 2446

I.D. SYSTEMS, INC.
ATTENTION: CORPORATE SECRETARY
ONE UNIVERSITY PLAZA
HACKENSACK, NEW JERSEY 07601

078 NFE 1 910C 00 01/11/11
NOTIFY SENDER OF NEW ADDRESS
:ID SYSTEMS INC
123 TICE BLVD STE 100
WOODCLIFF LK NJ 07677-7671

BC: 07677767125 *2551-03645-11-04



07677@7671

EXHIBIT E

FURLONG SAMEX, LLC

February 3, 2011

VIA CERTIFIED MAIL
I.D. Systems, Inc.
123 Tice Boulevard
Woodcliff Lake, NJ 07677
Attention: Ned Mavrommatis

Dear Ned Mavrommatis:

Enclosed is the written statement that I am a holder of record and that the amount I have held has always exceeded $2,000 in market value.

Based on the comment in your letter that you "intend to seek to exclude the Proposal for substantive reasons in the future," I feel that the Company would like me to withdraw the Proposal. I would be happy to discuss alternatives and a possible withdrawal with the Company. Please feel free to contact me at any time.

Sincerely,



Daniel Rudewicz
rudewicz@furlongsamex.com
312-505-5614

Personal and Workplace Investing



Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

January 07, 2011

Mr. Daniel Rudewicz

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Rudewicz:

We received your correspondence requesting that Fidelity confirm that shares of I.D. Systems (IDSY) have been continuously held in your Fidelity Partnership account. I appreciate the opportunity to respond to your inquiry.

I am able to confirm that 3,400,000 shares of IDSY have been continuously held since April 29, 2010. Another 1,600,000 shares have been continuously held since April 30, 2010. The value of the above referenced 5,000,000 shares has always exceeded $2,000.00. Please accept this letter as confirmation.

I hope you find this information helpful. If you have any questions regarding this issue, please contact a Fidelity representative at 800-544-6666 for assistance.

Sincerely,

Joe Riker
Client Service Specialist

Our File: W360274-03JAN11